As filed with the Securities and Exchange Commission on December 2, 2021

Securities Act File No. 333-225588

Investment Company Act File No. 811-23325

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 35	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 36	☒
(Check appropriate box or boxes)

SIX CIRCLESsm TRUST

(Exact Name of Registrant Specified in Charter)

383 Madison Avenue

New York, New York, 10179

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (212) 270-6000

The Corporation Trust Company

1209 Orange Street

Wilmington, Delaware 19801

(Name and Address of Agent for Service)

With copies to:

Abby L. Ingber, Esq.	Gregory S. Rowland, Esq.
J.P. Morgan Private Investments Inc.	Davis Polk & Wardwell LLP
270 Park Avenue	450 Lexington Avenue
New York, NY 10017	New York, NY 10017

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement

2.	Part C to the Registration Statement (including signature page)

3.	Exhibits (d)(35), (d)(36), (d)(37), (e)(7), (h)(31), (p)(17) and (p)(18).

This Post-Effective Amendment is being filed solely to file the Amended and Restated Investment Sub-Advisory Agreement with BNY Mellon Asset Management North America Corporation and Insight North America LLC (exhibit (d)(35)), the Investment Sub-Advisory Agreement with Allspring Global Investments, LLC (exhibit (d)(36)), the Amendment to Investment Sub-Advisory Agreement with Pacific Investment Management Company LLC (exhibit (d)(37)), the Distribution Agreement between the Trust and Foreside Fund Services, LLC (exhibit (e)(7)), Power of Attorney (h)(31), the Code of Ethics of Insight North America LLC (exhibit (p)(17)) and the Code of Ethics of Allspring Global Investments, LLC (exhibit (p)(18)) to Item 28 of this Registration Statement on Form N-1A (the “Registration Statement”).

Part A and B of the Registration Statement filed with the Securities and Exchange Commission on April 30, 2021, as amended or supplemented to date pursuant to Rule 497 under the Securities Act of 1933, as amended, are incorporated by reference herein.

PART C: OTHER INFORMATION

Item 28: Exhibits

(a)(1)	Certificate of Trust dated November 8, 2017, is incorporated by reference to Exhibit (a)(1) to the Registrant’s Initial Registration Statement on Form N-1A (File Nos. 333-225588 and 811-23325), filed with the Securities and Exchange Commission (“SEC”) on June 12, 2018 (the “Initial Registration Statement”).

(a)(2)	Amendment to Certificate of Trust dated March 22, 2018, is incorporated by reference to Exhibit (a)(2) of the Initial Registration Statement.

(a)(3)	Second Amended and Restated Declaration of Trust dated June 12, 2018, is incorporated by reference to Exhibit (a)(3) of the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (File Nos. 333-225588 and 811-23325), filed with the SEC on July 2, 2018 (“Pre-Effective Amendment No. 1”).

(a)(4)	Amended Schedule A to the Second Amended and Restated Declaration of Trust is incorporated by reference to Exhibit (a)(4) of Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A (File Nos. 333-225588 and 811-23325), filed with the SEC on September 27, 2018.

(a)(5)	Amended Schedule A to the Second Amended and Restated Declaration of Trust is incorporated by reference to Exhibit (a)(5) of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A (File Nos. 333-225588 and 811-23325), filed with the SEC on May 18, 2020 (“Post-Effective Amendment No. 24”).

(b)	By-Laws dated June 12, 2018, is incorporated by reference to Exhibit (b) of Pre-Effective Amendment No.1.

(c)	Instruments Defining Rights of Security Holders. Incorporated by reference to Exhibits (a) and (b).

(d)(1)	Investment Advisory Agreement, dated June 22, 2018, is incorporated by reference to Exhibit (d)(1) of Pre-Effective Amendment No.1.

(d)(2)	Amendment dated December 1, 2018 to the Investment Advisory Agreement, dated June 22, 2018, is incorporated by reference to Exhibit (d)(2) of the Registrant’s Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A (File Nos. 333-225588 and 811-23325), filed with the SEC on April 9, 2019 (“Post-Effective Amendment No. 8”).

(d)(3)	Form of Amendment to the Investment Advisory Agreement, dated June 22, 2018 is incorporated by reference to Exhibit (d)(3) of Post-Effective Amendment No. 24.

(d)(4)	Form of Amendment to Investment Advisory Agreement, dated June 22, 2018, is incorporated by reference to Exhibit (d)(4) of the Registrant’s Post-Effective Amendment No. 29 to the Registration statement on Form N-1A (File Nos. 333-225588 and 811-23325), filed with the SEC on August 18, 2020 (“Post-Effective Amendment No. 29”).

(d)(5)	Investment Sub-Advisory Agreement with BlackRock Investment Management LLC, dated June 22, 2018, is incorporated by reference to Exhibit (d)(2) of Pre-Effective Amendment No.1.

(d)(6)	Amendment dated December 1, 2018 to Investment Sub-Advisory Agreement with BlackRock Investment Management LLC, dated June 22, 2018, is incorporated by reference to Exhibit (d)(4) of Post-Effective Amendment No. 8.

(d)(7)	Amendment dated as of April 10, 2019 to the Investment Sub-Advisory Agreement with BlackRock Investment Management LLC, dated June 22, 2018, is incorporated by reference to Exhibit (d)(5) of Post-Effective Amendment No. 8.

(d)(8)	Investment Sub-Advisory Agreement with BNY Mellon Asset Management North America Corporation, dated June 22, 2018, is incorporated by reference to Exhibit (d)(3) of Pre-Effective Amendment No.1.

(d)(9)	Investment Sub-Advisory Agreement with Goldman Sachs Asset Management, L.P., dated June 22, 2018, is incorporated by reference to Exhibit (d)(4) of Pre-Effective Amendment No.1.

(d)(10)	Investment Sub-Advisory Agreement with Pacific Investment Management Company LLC, dated June 22, 2018, is incorporated by reference to Exhibit (d)(5) of Pre-Effective Amendment No.1.

(d)(11)	Investment Sub-Advisory Agreement with Russell Investments Implementation Services, LLC, dated October 5, 2018, is incorporated by reference to Exhibit (d)(8) of Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A (File Nos. 333-225588 and 811-23325), filed with the SEC on October 16, 2018 (“Post-Effective Amendment No. 3”).

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(d)(12)	Amendment dated December 1, 2018 to the Investment Sub-Advisory Agreement with Russell Investments Implementation Services, LLC, dated October 5, 2018, is incorporated by reference to Exhibit (d)(10) of Post-Effective Amendment No. 8.

(d)(13)	Form of Amendment to the Investment Sub-Advisory Agreement with BlackRock Investment Management LLC, dated June 22, 2018 is incorporated by reference to Exhibit (d)(12) of Post-Effective Amendment No. 24.

(d)(14)	Form of Investment Sub-Advisory Agreement with PGIM, Inc. is incorporated by reference to Exhibit (d)(13) of Post-Effective Amendment No. 24.

(d)(15)	Form of Amendment to the Investment Sub-Advisory Agreement with Pacific Investment Management Company LLC, dated June 22, 2018 is incorporated by reference to Exhibit (d)(14) of Post-Effective Amendment No. 24.

(d)(16)	Form of Investment Sub-Advisory Agreement with Capital International, Inc. is incorporated by reference to Exhibit (d)(15) of Post-Effective Amendment No. 24.

(d)(17)	Form of Investment Sub-Advisory Agreement with Nuveen Asset Management, LLC is incorporated by reference to Exhibit (d)(16) of Post-Effective Amendment No. 24.

(d)(18)	Form of Investment Sub-Advisory Agreement with Wells Capital Management Incorporated is incorporated by reference to Exhibit (d)(17) of Post-Effective Amendment No. 24.

(d)(19)	Form of Investment Sub-Sub-Advisory Agreement with BlackRock International Limited is incorporated by reference to Exhibit (d)(18) of Post-Effective Amendment No. 24.

(d)(20)	Form of Investment Sub-Sub-Advisory Agreement with BlackRock (Singapore) Limited is incorporated by reference to Exhibit (d)(19) of Post-Effective Amendment No. 24.

(d)(21)	Form of Investment Sub-Sub-Advisory Agreement with PGIM Limited is incorporated by reference to Exhibit (d)(20) of Post-Effective Amendment No. 24.

(d)(22)	Form of Amendment to the Investment Sub-Advisory Agreement with Russell Investments Implementation Services, LLC, dated October 5, 2018 is incorporated by reference to Exhibit (d)(21) of Post-Effective Amendment No. 24.

(d)(23)	Form of Amendment to the Investment Sub-Advisory Agreement with BlackRock Investment Management LLC, dated June 22, 2018, is incorporated by reference to Exhibit (d)(23) of Post-Effective Amendment No. 29.

(d)(24)	Form of Amendment to the Investment Sub-Advisory Agreement with PGIM, Inc., dated March 13, 2020, is incorporated by reference to Exhibit (d)(24) of Post-Effective Amendment No. 29.

(d)(25)	Form of Investment Sub-Advisory Agreement with Federated Investment Management Company, dated July 27, 2020, is incorporated by reference to Exhibit (d)(25) of Post-Effective Amendment No. 29.

(d)(26)	Form of Amendment to Investment Sub-Advisory Agreement with Russell Investments Implementation Services, LLC, dated October 5, 2018, is incorporated by reference to Exhibit (d)(26) of Post-Effective Amendment No. 29.

(d)(27)	Form of Investment Sub-Sub-Advisory Agreement with BlackRock International Limited, dated July 27, 2020, is incorporated by reference to Exhibit (d)(27) of Post-Effective Amendment No. 29.

(d)(28)	Form of Investment Sub-Sub-Advisory Agreement with PGIM Limited, dated July 27, 2020, is incorporated by reference to Exhibit (d)(28) of Post-Effective Amendment No. 29.

(d)(29)	Form of Investment Sub-Advisory Agreement with Lord, Abbett & Co., is incorporated by reference to Exhibit (d)(29) of the Registrant’s Post-Effective Amendment No. 31 to the Registration Statement on Form N-1A (File Nos. 333-225588 and 811-23325), filed with the SEC on November 18, 2020 (“Post-Effective Amendment No. 31”).

(d)(30)	Form of Investment Sub-Advisory Agreement with BlueBay Asset Management LLP, is incorporated by reference to Exhibit (d)(30) of the Registrant’s Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A (File Nos. 333-225588 and 811-23325), filed with the SEC on March 12, 2021 (“Post-Effective Amendment No. 32”).

(d)(31)	Form of Investment Sub-Advisory Agreement with Muzinich & Co. Inc., is incorporated by reference to Exhibit (d)(31) of Post-Effective Amendment No. 32.

(d)(32)	Form of Amendment to Investment Sub-Advisory Agreement with Russell Investments Implementation Services, LLC, dated October 5, 2018, is incorporated by reference to Exhibit (d)(32) of Post-Effective Amendment No. 32.

(d)(33)	Form of Amendment to Investment Sub-Advisory Agreement with BlackRock Investment Management, dated June 22, 2018, as amended, is incorporated by reference to Exhibit (d)(33) of Registrant’s Post-Effective Amendment No. 34 to the

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Registration Statement on Form N-1A (File Nos. 333-225588 and 811-23325), filed with the SEC on April 30, 2021 (“Post-Effective Amendment No. 34”).

(d)(34)	Form of Amendment to Investment Sub-Advisory Agreement with Pacific Investment Management Company LLC, dated June 22, 2018, as amended, is incorporated by reference to Exhibit (d)(34) of Post-Effective Amendment No. 34.

(d)(35)	Amended and Restated Investment Sub-Advisory Agreement with BNY Mellon Asset Management North America Corporation and Insight North America LLC, dated June 22, 2018, as amended. Filed herewith.

(d)(36)	Investment Sub-Advisory Agreement with Allspring Global Investments, LLC. Filed herewith.

(d)(37)	Amendment to Investment Sub-Advisory Agreement with Pacific Investment Management Company LLC, dated June 22, 2018, as amended. Filed herewith.

(e)(1)	Distribution Agreement, dated June 22, 2018, between the Trust and Foreside Fund Services, LLC, is incorporated by reference to Exhibit (e)(1) of Pre-Effective Amendment No.1.

(e)(2)	Amendment dated December 1, 2018 to the Distribution Agreement, dated June 22, 2018, is incorporated by reference to Exhibit (e)(2) of Post-Effective Amendment No. 8.

(e)(3)	Form of Amendment to the Distribution Agreement, dated June 22, 2018 is incorporated by reference to Exhibit (e)(3) of Post-Effective Amendment No. 24.

(e)(4)	Form of Amendment to the Distribution Agreement, dated June 22, 2018, is incorporated by reference to Exhibit (e)(4) of Post-Effective Amendment No. 29.

(e)(5)	Distribution and Fund Support Services Agreement, dated June 22, 2018, between the Adviser and Foreside Fund Services, LLC, is incorporated by reference to Exhibit (e)(2) of Pre-Effective Amendment No.1.

(e)(6)	Form of Dealer Agreement, is incorporated by reference to Exhibit (e)(3) of Pre-Effective Amendment No.1.

(e)(7)	Distribution Agreement, dated September 30, 2021, between the Trust and Foreside Fund Services, LLC. Filed herewith.

(f)	Not applicable.

(g)(1)	Custody Agreement, dated June 6, 2018 between the Trust and Brown Brothers Harriman & Co, is incorporated by reference to Exhibit (g) of Pre-Effective Amendment No.1.

(g)(2)	Amended Appendix A to the Custody Agreement, dated June 6, 2018, is incorporated by reference to Exhibit (g)(2) of Post-Effective Amendment No. 8.

(g)(3)	Form of Amended Appendix A to the Custody Agreement, dated June 6, 2018 is incorporated by reference to Exhibit (g)(3) of Post-Effective Amendment No. 24.

(g)(4)	Form of Amended Appendix A to the Custody Agreement, dated June 6, 2018, is incorporated by reference to Exhibit (g)(4) of Post-Effective Amendment No. 29.

(h)(1)	Administration Agreement, dated June 22, 2018 between the Trust and Brown Brothers Harriman & Co, is incorporated by reference to Exhibit (h)(1) of Pre-Effective Amendment No.1.

(h)(2)	Amended Appendix A to the Administration Agreement, dated June 22, 2018, is incorporated by reference to Exhibit (h)(2) of Post-Effective Amendment No. 8.

(h)(3)	Form of Amended Appendix A to the Administration Agreement, dated June 22, 2018 is incorporated by reference to Exhibit (h)(3) of Post-Effective Amendment No. 24.

(h)(4)	Form of Amended Appendix A to the Administration Agreement, dated June 22, 2018, is incorporated by reference to Exhibit (h)(4) of Post-Effective Amendment No. 29.

(h)(5)	Transfer Agency and Service Agreement, dated June 6, 2018, between the Trust and DST Asset Manager Solutions, Inc., is incorporated by reference to Exhibit (h)(2) of Pre-Effective Amendment No.1.

(h)(6)	Amendment dated December 1, 2018 to the Transfer Agency and Service Agreement, dated June 6, 2018, is incorporated by reference to Exhibit (h)(4) of Post-Effective Amendment No. 8.

(h)(7)	Form of Amendment to the Transfer Agency and Service Agreement is incorporated by reference to Exhibit (h)(6) of Post-Effective Amendment No. 24.

(h)(8)	Form of Amendment to the Transfer Agency and Service Agreement, is incorporated by reference to Exhibit (h)(8) of Post-

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Effective Amendment No. 29.

(h)(9)	Operating Expenses Limitation Agreement, dated June 22, 2018, is incorporated by reference to Exhibit (h)(3) of Pre-Effective Amendment No.1.

(h)(10)	Operating Expenses Limitation Agreement, dated December 1, 2018, is incorporated by reference to Exhibit (h)(6) of Post-Effective Amendment No. 8.

(h)(11)	Form of Operating Expenses Limitation Agreement is incorporated by reference to Exhibit (h)(9) of Post-Effective Amendment No. 24.

(h)(12)	Form of Operating Expenses Limitation Agreement, dated July 27, 2020, is incorporated by reference to Exhibit (h)(12) of Post-Effective Amendment No. 29.

(h)(13)	Advisory Fee Waiver Agreement, dated June 22, 2018, is incorporated by reference to Exhibit (h)(4) of Pre-Effective Amendment No.1.

(h)(14)	Advisory Fee Waiver Agreement, dated December 1, 2018, is incorporated by reference to Exhibit (h)(8) of Post-Effective Amendment No. 8.

(h)(15)	Form of Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (h)(12) of Post-Effective Amendment No. 24.

(h)(16)	Form of Advisory Fee Waiver Agreement, dated July 27, 2020, is incorporated by reference to Exhibit (h)(16) of Post-Effective Amendment No. 29.

(h)(17)	Powers of Attorney, is incorporated by reference to Exhibit (h)(5) of the Initial Registration Statement.

(h)(18)	Power of Attorney, is incorporated by reference to Exhibit (h)(10) of Post-Effective Amendment No. 8.

(h)(19)	Form of Class Action Services Agreement between the Trust and Brown Brothers Harriman & Co., is incorporated by reference to Exhibit (h)(6) of Pre-Effective Amendment No.1.

(h)(20)	Amended Schedule 1 to the Form of Class Action Services Agreement, is incorporated by reference to Exhibit (h)(12) of Post-Effective Amendment No. 8.

(h)(21)	Form of Amended Schedule 1 to the Form of Class Action Services Agreement is incorporated by reference to Exhibit (h)(17) of Post-Effective Amendment No. 24.

(h)(22)	Form of Amended Schedule 1 to the Form of Class Action Services Agreement, dated July 27, 2020, is incorporated by reference to Exhibit (h)(22) of Post-Effective Amendment No. 29.

(h)(23)	Implementation Services Agreement between Russell Investments Implementation Services, LLC and J.P. Morgan Private Investments Inc., dated October 5, 2018, is incorporated by reference to Exhibit (h)(13) of Post-Effective Amendment No. 3.

(h)(24)	Amendment dated December 1, 2018 to the Implementation Services Agreement between Russell Investments Implementation Services, LLC and J.P. Morgan Private Investments Inc., dated October 5, 2018, is incorporated by reference to Exhibit (h)(14) of Post-Effective Amendment No. 8.

(h)(25)	Amendment dated as of April 10, 2019 to the Implementation Services Agreement between Russell Investments Implementation Services, LLC and J.P. Morgan Private Investments Inc., dated October 5, 2018, is incorporated by reference to Exhibit (h)(15) of Post-Effective Amendment No. 8.

(h)(26)	Form of Amendment to the Implementation Services Agreement between Russell Investments Implementation Services, LLC and J.P. Morgan Private Investments Inc., dated October 5, 2018 is incorporated by reference to Exhibit (h)(21) of Post-Effective Amendment No. 24.

(h)(27)	Form of Amendment to the Implementation Services Agreement between Russell Investments Implementation Services, LLC and J.P. Morgan Private Investments Inc., dated October 5, 2018, is incorporated by reference to Exhibit (h)(27) of Post-Effective Amendment No. 29.

(h)(28)	Form of Amendment to the Implementation Services Agreement between Russell Investments Implementation Services, LLC and J.P. Morgan Private Investments Inc., dated October 5, 2018, is incorporated by reference to Exhibit (h)(28) of Post-Effective Amendment No. 32.

(h)(29)	Form of Operating Expenses Limitation Agreement, is incorporated by reference to Exhibit (h)(29) of Post-Effective

Part C -4

Amendment No. 34.

(h)(30)	Form of Advisory Fee Waiver Agreement, is incorporated by reference to Exhibit (h)(30) of Post-Effective Amendment No. 34.

(h)(31)	Power of Attorney. Filed herewith.

(i)	Opinion and consent of counsel, is incorporated by reference to Exhibit (i) of Post-Effective Amendment No. 34.

(j)	Consent of independent registered public accounting firm, is incorporated by reference to Exhibit (j) of Post-Effective Amendment No. 34.

(k)	Not applicable.

(l)	Purchase Agreement, dated June 6, 2018 between the Trust and the Adviser, is incorporated by reference to Exhibit (l) of Pre-Effective Amendment No.1.

(m)	Not applicable.

(n)	Not applicable.

(o)	Reserved.

(p)(1)	Code of Ethics for the Trust, is incorporated by reference to Exhibit (p)(1) of Pre-Effective Amendment No.1.

(p)(2)	Code of Ethics for the Adviser, is incorporated by reference to Exhibit (p)(2) of Post-Effective Amendment No. 32.

(p)(3)	Code of Ethics for BlackRock, BlackRock International Limited and BlackRock (Singapore) Limited, is incorporated by reference to Exhibit (p)(3) of Pre-Effective Amendment No.1.

(p)(4)	Code of Ethics for BNY Mellon, is incorporated by reference to Exhibit (p)(4) of Pre-Effective Amendment No.1.

(p)(5)	Code of Ethics for Goldman, is incorporated by reference to Exhibit (p)(5) of Pre-Effective Amendment No.1.

(p)(6)	Code of Ethics for PIMCO, is incorporated by reference to Exhibit (p)(6) of Post-Effective Amendment No. 34.

(p)(7)	Code of Ethics for Russell Investments Implementation Services, LLC, is incorporated by reference to Exhibit (p)(7) of Post-Effective Amendment No. 3.

(p)(8)	Amended Exhibit A and Exhibit B of the Code of Ethics of the Trust, is incorporated by reference to Exhibit (p)(8) of Post-Effective Amendment No. 8.

(p)(9)	Code of Ethics for PGIM, Inc. and PGIM Limited is incorporated by reference to Exhibit (p)(9) of Post-Effective Amendment No. 24.

(p)(10)	Code of Ethics for Capital International, Inc. is incorporated by reference to Exhibit (p)(10) of Post-Effective Amendment No. 24.

(p)(11)	Code of Ethics for Nuveen Asset Management, LLC is incorporated by reference to Exhibit (p)(11) of Post-Effective Amendment No. 24.

(p)(12)	Code of Ethics for Wells Capital Management Incorporated is incorporated by reference to Exhibit (p)(12) of Post-Effective Amendment No. 24.

(p)(13)	Code of Ethics for Federated Investment Management Company, is incorporated by reference to Exhibit (p)(13) of Post-Effective Amendment No. 29.

(p)(14)	Code of Ethics for Lord, Abbett & Co. LLC, is incorporated by reference to Exhibit (p)(14) of Post-Effective Amendment No. 31.

(p)(15)	Code of Ethics for BlueBay Asset Management LLP, is incorporated by reference to Exhibit (p)(15) of Post-Effective Amendment No. 32.

(p)(16)	Code of Ethics for Muzinich & Co., Inc., is incorporated by reference to Exhibit (p)(16) of Post-Effective Amendment No. 32.

(p)(17)	Code of Ethics for Insight North America LLC. Filed herewith.

(p)(18)	Code of Ethics for Allspring Global Investments, LLC. Filed herewith.

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Item 29. Persons Controlled by or Under Common Control with Registrant

Not applicable.

Item 30. Indemnification

Reference is made to Article VII, Section 4 of Registrant’s Declaration of Trust. Registrant, its Trustees and officers are insured against certain expenses in connection with the defense of claims, demands, actions, suits, or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suite or proceeding) is asserted against the Registrant by such director, trustee, officer or controlling person or principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Investment Adviser

See “Management of the Trust” in Part B.

The business or other connections of each director and officer of J.P. Morgan Private Investments Inc. (adviser to the Six Circles Ultra Short Duration Fund, Six Circles Tax Aware Ultra Short Duration Fund, Six Circles U.S. Unconstrained Equity Fund, Six Circles International Unconstrained Equity Fund, Six Circles Managed Equity Portfolio U.S. Unconstrained Fund, Six Circles Managed Equity Portfolio International Unconstrained Fund, Six Circles Global Bond Fund, Six Circles Tax Aware Bond Fund and Six Circles Credit Opportunities Fund) is currently listed in the investment advisor registration on Form ADV for J.P. Morgan Private Investments Inc. and is incorporated herein by reference.

The business or other connections of each director and officer of BlackRock Investment Management, LLC (sub-adviser to the Six Circles Ultra Short Duration Fund, Six Circles U.S. Unconstrained Equity Fund, Six Circles International Unconstrained Equity Fund, Six Circles Managed Equity Portfolio U.S. Unconstrained Fund, Six Circles Managed Equity Portfolio International Unconstrained Fund, Six Circles Global Bond Fund and Six Circles Credit Opportunities Fund) is currently listed in the investment advisor registration on Form ADV for BlackRock Investment Management, LLC and is incorporated herein by reference.

The business or other connections of each director and officer of BlackRock International Limited (sub-sub-adviser to the Six Circles Global Bond Fund and Six Circles Credit Opportunities Fund) is currently listed in the investment advisor registration on Form ADV for BlackRock International Limited and is incorporated herein by reference.

The business or other connections of each director and officer of BlackRock (Singapore) Limited (sub-sub-adviser to the Six Circles Global Bond Fund) is currently listed in the investment advisor registration on Form ADV for BlackRock (Singapore) Limited and is incorporated herein by reference.

The business or other connections of each director and officer of Insight North America LLC (sub-adviser to the Six Circles Tax Aware Ultra Short Duration Fund) is currently listed in the investment advisor registration on Form ADV for Insight North America LLC and is incorporated herein by reference.

The business or other connections of each director and officer of Goldman Sachs Asset Management, L.P. (sub-adviser to the Six Circles Ultra Short Duration Fund and Six Circles Tax Aware Ultra Short Duration Fund) is currently listed in the investment advisor registration on Form ADV for Goldman Sachs Asset Management, L.P. and is incorporated herein by reference.

The business or other connections of each director and officer of Pacific Investment Management Company LLC (sub-adviser to the Six Circles Ultra Short Duration Fund, Six Circles Tax Aware Ultra Short Duration Fund, Six Circles Global Bond Fund and Six Circles Credit Opportunities Fund) is currently listed in the investment advisor registration on Form ADV for Pacific Investment Management Company LLC and is incorporated herein by reference.

The business or other connections of each director and officer of PGIM, Inc. (sub-adviser to the Six Circles Global Bond Fund and Six Circles Credit Opportunities Fund) is currently listed in the investment advisor registration on Form ADV for PGIM, Inc. and is incorporated herein by reference.

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The business or other connections of each director and officer of PGIM Limited (sub-sub-adviser to the Six Circles Global Bond Fund and Six Circles Credit Opportunities Fund) is currently listed in the investment advisor registration on Form ADV for PGIM Limited and is incorporated herein by reference.

The business or other connections of each director and officer of Capital International, Inc. (sub-adviser to the Six Circles Tax Aware Bond Fund) is currently listed in the investment advisor registration on Form ADV for Capital International, Inc. and is incorporated herein by reference.

The business or other connections of each director and officer of Nuveen Asset Management, LLC (sub-adviser to the Six Circles Tax Aware Bond Fund) is currently listed in the investment advisor registration on Form ADV for Nuveen Asset Management, LLC and is incorporated herein by reference.

The business or other connections of each director and officer of Allspring Global Investments, LLC (sub-adviser to the Six Circles Tax Aware Bond Fund) is currently listed in the investment advisor registration on Form ADV for Allspring Global Investments, LLC and is incorporated herein by reference.

The business or other connections of each director and officer of Federated Investment Management Company (sub-adviser to the Six Circles Credit Opportunities Fund) is currently listed in the investment advisor registration on Form ADV for Federated Investment Management Company and is incorporated by reference.

The business or other connections of each director and officer of Lord, Abbett & Co. LLC (sub-adviser to the Six Circles Credit Opportunities Fund) is currently listed in the investment advisor registration on Form ADV for Lord, Abbett & Co. LLC and is incorporated by reference.

The business or other connections of each director and officer of BlueBay Asset Management LLP (sub-adviser to the Six Circles Credit Opportunities Fund) is currently listed in the investment advisor registration on Form ADV for BlueBay Asset Management LLP and is incorporated by reference.

The business or other connections of each director and officer of Muzinich & Co. Inc. (sub-adviser to the Six Circles Credit Opportunities Fund) is currently listed in the investment advisor registration on Form ADV for Muzinich & Co. Inc. and is incorporated by reference.

The business or other connections of each director and officer of Russell Investments Implementation Services, LLC (interim sub-adviser to the Six Circles Ultra Short Duration Fund, Six Circles Tax Aware Ultra Short Duration Fund, Six Circles U.S. Unconstrained Equity Fund, Six Circles International Unconstrained Equity Fund, Six Circles Managed Equity Portfolio U.S. Unconstrained Fund, Six Circles Managed Equity Portfolio International Unconstrained Fund, Six Circles Global Bond Fund, Six Circles Tax Aware Bond Fund and Six Circles Credit Opportunities Fund) is currently listed in the investment advisor registration on Form ADV for Russell Investments Implementation Services, LLC and is incorporated herein by reference.

Item 32. Principal Underwriters

(a)

Foreside Fund Services, LLC is the principal underwriter of the Registrant’s shares. Foreside Fund Services, LLC is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers. Foreside Fund Services, LLC is located at Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC acts as the principal underwriter for the following additional investment companies registered under the 1940 Act:

1.	ABS Long/Short Strategies Fund
2.	Absolute Shares Trust
3.	Adaptive Core ETF, Series of Collaborative Investment Series Trust
4.	AdvisorShares Trust
5.	AFA Multi-Manager Credit Fund
6.	AGF Investments Trust (f/k/a FQF Trust)
7.	AIM ETF Products Trust
8.	Alexis Practical Tactical ETF, Series of Listed Funds Trust
9.	AlphaCentric Prime Meridian Income Fund
10.	American Century ETF Trust
11.	American Customer Satisfaction ETF, Series of ETF Series Solutions
12.	Amplify ETF Trust
13.	ARK ETF Trust
14.	ASYMmetric ETFs Trust
15.	Bluestone Community Development Fund (f/k/a The 504 Fund)

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16.	Braddock Multi-Strategy Income Fund, Series of Investment Managers Series Trust
17.	Bridgeway Funds, Inc.
18.	Brinker Capital Destinations Trust
19.	Brookfield Real Assets Income Fund Inc.
20.	Cabot Equity Growth ETF, Series of Listed Funds Trust
21.	Calamos Convertible and High Income Fund
22.	Calamos Convertible Opportunities and Income Fund
23.	Calamos Dynamic Convertible and Income Fund
24.	Calamos Global Dynamic Income Fund
25.	Calamos Global Total Return Fund
26.	Calamos Strategic Total Return Fund
27.	Carlyle Tactical Private Credit Fund
28.	Center Coast Brookfield MLP & Energy Infrastructure Fund
29.	Changebridge Capital Long/Short ETF, Series of Listed Funds Trust
30.	Changebridge Capital Sustainable Equity ETF, Series of Listed Funds Trust
31.	Cliffwater Corporate Lending Fund
32.	Cliffwater Enhanced Lending Fund
33.	Cohen & Steers Infrastructure Fund, Inc.
34.	CornerCap Group of Funds
35.	CrossingBridge Pre-Merger SPAC ETF, Series of Trust for Professional Managers
36.	Davis Fundamental ETF Trust
37.	Defiance Hotel, Airline, and Cruise ETF, Series of ETF Series Solutions
38.	Defiance Nasdaq Junior Biotechnology ETF, Series of ETF Series Solutions
39.	Defiance Next Gen Altered Experience ETF, Series of ETF Series Solutions
40.	Defiance Next Gen Big Data ETF, Series of ETF Series Solutions
41.	Defiance Next Gen Connectivity ETF, Series of ETF Series Solutions
42.	Defiance Next Gen H2 ETF, Series of ETF Series Solutions
43.	Defiance Next Gen SPAC Derived ETF, Series of ETF Series Solutions
44.	Defiance Quantum ETF, Series of ETF Series Solutions
45.	Direxion Shares ETF Trust
46.	DoubleLine Opportunistic Credit Fund
47.	Eaton Vance NextShares Trust
48.	Eaton Vance NextShares Trust II
49.	EIP Investment Trust
50.	Ellington Income Opportunities Fund
51.	EntrepreneurShares Series Trust
52.	Esoterica Thematic ETF Trust
53.	ETF Opportunities Trust
54.	Evanston Alternative Opportunities Fund
55.	Exchange Listed Funds Trust (f/k/a Exchange Traded Concepts Trust II)
56.	Fat Tail Risk ETF, Series of Collaborative Investment Series Trust
57.	Fiera Capital Series Trust
58.	FlexShares Trust
59.	FOMO ETF, Series of Collaborative Investment Series Trust
60.	Forum Funds
61.	Forum Funds II
62.	Friess Brandywine Blue Fund, Series of Managed Portfolio Series
63.	Fries Brandywine Fund, Series of Managed Portfolio Series
64.	Friess Small Cap Growth Fund, Series of Managed Portfolio Series
65.	Goose Hollow Tactical Allocation ETF, Series of Collaborative Investment Series Trust
66.	Guinness Atkinson Funds
67.	Harbor ETF Trust
68.	Horizon Kinetics Inflation Beneficiaries ETF, Series of Listed Funds Trust
69.	Infusive US Trust
70.	Innovator ETFs Trust
71.	Ironwood Institutional Multi-Strategy Fund LLC
72.	Ironwood Multi-Strategy Fund LLC

Part C -8

73.	John Hancock Exchange-Traded Fund Trust
74.	Mairs & Power Funds Trust
75.	Mairs & Power Minnesota Municipal Bond ETF, Series of Trust for Professional Managers
76.	Manor Investment Funds
77.	Mindful Conservative ETF, Series of Collaborative Investment Series Trust
78.	Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV
79.	Mohr Growth ETF, Series of Collaborative Investment Series Trust
80.	Morgan Creek – Exos SPAC Originated ETF, Series of Listed Funds Trust
81.	Morningstar Funds Trust
82.	OSI ETF Trust
83.	Overlay Shares Core Bond ETF, Series of Listed Funds Trust
84.	Overlay Shares Foreign Equity ETF, Series of Listed Funds Trust
85.	Overlay Shares Hedged Large Cap Equity ETF, Series of Listed Funds Trust
86.	Overlay Shares Large Cap Equity ETF, Series of Listed Funds Trust
87.	Overlay Shares Municipal Bond ETF, Series of Listed Funds Trust
88.	Overlay Shares Short Term Bond ETF, Series of Listed Funds Trust
89.	Overlay Shares Small Cap Equity ETF, Series of Listed Funds Trust
90.	Palmer Square Opportunistic Income Fund
91.	Partners Group Private Income Opportunities, LLC
92.	PENN Capital Funds Trust
93.	Performance Trust Mutual Funds, Series of Trust for Professional Managers
94.	Philotimo Focused Growth and Income Fund, Series of World Funds Trust
95.	Plan Investment Fund, Inc.
96.	PMC Funds, Series of Trust for Professional Managers
97.	Point Bridge GOP Stock Tracker ETF, Series of ETF Series Solutions
98.	Putnam ETF Trust
99.	Quaker Investment Trust
100.	Rareview Dynamic Fixed Income ETF, Series of Collaborative Investment Series Trust
101.	Rareview Tax Advantaged Income ETF, Series of Collaborative Investment Series Trust
102.	Revere Sector Opportunity ETF, Series of Collaborative Investment Series Trust
103.	Renaissance Capital Greenwich Funds
104.	Reverse Cap Weighted U.S. Large Cap ETF, Series of ETF Series Solutions
105.	RMB Investors Trust (f/k/a Burnham Investors Trust)
106.	Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust
107.	Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
108.	Roundhill BITKRAFT Esports & Digital Entertainment ETF, Series of Listed Funds Trust
109.	Roundhill IO Digital Infrastructure ETF, Series of Listed Funds Trust
110.	Roundhill MVP ETF, Series of Listed Funds Trust
111.	Roundhill Sports Betting & iGaming ETF, Series of Listed Funds Trust
112.	Roundhill Streaming Services & Technology ETF, Series of Listed Funds Trust
113.	Salient MF Trust
114.	Securian AM Balanced Stabilization Fund, Series of Investment Managers Series Trust
115.	Securian AM Equity Stabilization Fund, Series of Investment Managers Series Trust
116.	Securian AM Real Asset Income Fund, Series of Investment Managers Series Trust
117.	SHP ETF Trust
118.	Sound Shore Fund, Inc.
119.	Spear Alpha ETF, Series of Listed Funds Trust
120.	Strategy Shares
121.	Swan Hedged Equity US Large Cap ETF, Series of Listed Funds Trust
122.	Syntax ETF Trust
123.	The Active Dividend Stock ETF, Series of Collaborative Investment Series Trust
124.	The Chartwell Funds
125.	The Community Development Fund
126.	The De-SPAC ETF, Series of Collaborative Investment Series Trust
127.	The Private Shares Fund (f/k/a SharesPost 100 Fund)
128.	The Short De-SPAC ETF, Series of Collaborative Investment Series Trust
129.	The SPAC and New Issue ETF, Series of Collaborative Investment Series Trust

Part C -9

130.	Third Avenue Trust
131.	Third Avenue Variable Series Trust
132.	Tidal ETF Trust
133.	TIFF Investment Program
134.	Timothy Plan High Dividend Stock Enhanced ETF, Series of The Timothy Plan
135.	Timothy Plan High Dividend Stock ETF, Series of The Timothy Plan
136.	Timothy Plan International ETF, Series of The Timothy Plan
137.	Timothy Plan US Large/Mid Core Enhanced ETF, Series of The Timothy Plan
138.	Timothy Plan US Large/Mid Cap Core ETF, Series of The Timothy Plan
139.	Timothy Plan US Small Cap Core ETF, Series of The Timothy Plan
140.	Transamerica ETF Trust
141.	Trend Aggregation ESG ETF, Series of Collaborative Investment Series Trust
142.	TrueShares AI & Deep Learning ETF, Series of Listed Funds Trust
143.	TrueShares ESG Active Opportunities ETF, Series of Listed Funds Trust
144.	TrueShares Low Volatility Equity Income ETF, Series of Listed Funds Trust
145.	TrueShares Structured Outcome (April) ETF, Series of Listed Funds Trust
146.	TrueShares Structured Outcome (August) ETF, Series of Listed Funds Trust
147.	TrueShares Structured Outcome (December) ETF, Series of Listed Funds Trust
148.	TrueShares Structured Outcome (February) ETF, Series of Listed Funds Trust
149.	TrueShares Structured Outcome (January) ETF, Series of Listed Funds Trust
150.	TrueShares Structured Outcome (July) ETF, Series of Listed Funds Trust
151.	TrueShares Structured Outcome (June) ETF, Series of Listed Funds Trust
152.	TrueShares Structured Outcome (March) ETF, Series of Listed Funds Trust
153.	TrueShares Structured Outcome (May) ETF, Series of Listed Funds Trust
154.	TrueShares Structured Outcome (November) ETF, Series of Listed Funds Trust
155.	TrueShares Structured Outcome (October) ETF, Series of Listed Funds Trust
156.	TrueShares Structured Outcome (September) ETF, Series of Listed Funds Trust
157.	Turtle Capital Short Innovation ETF, Series of Collaborative Investment Series Trust
158.	U.S. Global Investors Funds
159.	Variant Alternative Income Fund
160.	VictoryShares Developed Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
161.	VictoryShares Dividend Accelerator ETF, Series of Victory Portfolios II
162.	VictoryShares Emerging Market High Div Volatility Wtd ETF, Series of Victory Portfolios II
163.	VictoryShares International High Div Volatility Wtd ETF, Series of Victory Portfolios II
164.	VictoryShares International Volatility Wtd ETF, Series of Victory Portfolios II
165.	VictoryShares NASDAQ Next 50 ETF, Series of Victory Portfolios II
166.	VictoryShares Protect America ETF, Series of Victory Portfolios II
167.	VictoryShares Top Veteran Employers ETF, Series of Victory Portfolios II
168.	VictoryShares US 500 Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
169.	VictoryShares US 500 Volatility Wtd ETF, Series of Victory Portfolios II
170.	VictoryShares US Discovery Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
171.	VictoryShares US EQ Income Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
172.	VictoryShares US Large Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
173.	VictoryShares US Multi-Factor Minimum Volatility ETF, Series of Victory Portfolios II
174.	VictoryShares US Small Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
175.	VictoryShares US Small Cap Volatility Wtd ETF, Series of Victory Portfolios II
176.	VictoryShares USAA Core Intermediate-Term Bond ETF, Series of Victory Portfolios II
177.	VictoryShares USAA Core Short-Term Bond ETF, Series of Victory Portfolios II
178.	VictoryShares USAA MSCI Emerging Markets Value Momentum ETF, Series of Victory Portfolios II
179.	VictoryShares USAA MSCI International Value Momentum ETF, Series of Victory Portfolios II
180.	VictoryShares USAA MSCI USA Small Cap Value Momentum ETF, Series of Victory Portfolios II
181.	VictoryShares USAA MSCI USA Value Momentum ETF, Series of Victory Portfolios II
182.	West Loop Realty Fund, Series of Investment Managers Series Trust (f/k/a Chilton Realty Income & Growth Fund)
183.	WisdomTree Trust
184.	WST Investment Trust
185.	XAI Octagon Floating Rate & Alternative Income Term Trust

Part C -10

(b)	The directors and officers of Foreside Fund Services, LLC are set forth below. The business address of each director or officer is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name with Registrant	Positions and Offices With Foreside Fund Services, LLC	Address	Positions with Registrant
Richard J. Berthy	President, Treasurer and Manager	Three Canal Plaza, Suite 100, Portland, ME 04101	None
Mark A. Fairbanks	Vice President	Three Canal Plaza, Suite 100, Portland, ME 04101	None
Teresa Cowan	Vice President	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	None
Jennifer K. DiValerio	Vice President	899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312	None
Nanette K. Chern	Vice President and Chief Compliance Officer	Three Canal Plaza, Suite 100, Portland, ME 04101	None
Kelly Whetstone	Secretary	Three Canal Plaza, Suite 100, Portland, ME 04101	None

(c)	Not applicable.

Item 33. Location of Accounts and Records

All accounts, books, records and documents required pursuant to Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained at the offices of:

J.P. Morgan Private Investments Inc., the Registrant’s investment adviser, at 383 Madison Avenue, New York, NY 10179 (records relating to its functions as investment adviser to the Six Circles Ultra Short Duration Fund, Six Circles Tax Aware Ultra Short Duration Fund, Six Circles U.S. Unconstrained Equity Fund, Six Circles International Unconstrained Equity Fund, Six Circles Managed Equity Portfolio U.S. Unconstrained Fund, Six Circles Managed Equity Portfolio International Unconstrained Fund, Six Circles Global Bond Fund, Six Circles Tax Aware Bond Fund and Six Circles Credit Opportunities Fund).

Foreside Fund Services, LLC, the Registrant’s distributor, at Three Canal Plaza, Suite 100, Portland, Maine 04101 (records relating to its functions as distributor to the Six Circles Ultra Short Duration Fund, Six Circles Tax Aware Ultra Short Duration Fund, Six Circles U.S. Unconstrained Equity Fund, Six Circles International Unconstrained Equity Fund, Six Circles Managed Equity Portfolio U.S. Unconstrained Fund, Six Circles Managed Equity Portfolio International Unconstrained Fund, Six Circles Global Bond Fund, Six Circles Tax Aware Bond Fund and Six Circles Credit Opportunities Fund).

Brown Brothers Harriman & Co., the Registrant’s custodian, at 140 Broadway, New York, New York 10005 (records relating to its functions as custodian to the Six Circles Ultra Short Duration Fund, Six Circles Tax Aware Ultra Short Duration Fund, Six Circles U.S. Unconstrained Equity Fund, Six Circles International Unconstrained Equity Fund, Six Circles Managed Equity Portfolio U.S. Unconstrained Fund, Six Circles Managed Equity Portfolio International Unconstrained Fund, Six Circles Global Bond Fund, Six Circles Tax Aware Bond Fund and Six Circles Credit Opportunities Fund).

Brown Brothers Harriman & Co., the Registrant’s administrator, at 140 Broadway, New York, New York 10005 (records relating to its functions as administrator to the Six Circles Ultra Short Duration Fund, Six Circles Tax Aware Ultra Short Duration Fund, Six Circles U.S. Unconstrained Equity Fund, Six Circles International Unconstrained Equity Fund, Six Circles Managed Equity Portfolio U.S. Unconstrained Fund, Six Circles Managed Equity Portfolio International Unconstrained Fund, Six Circles Global Bond Fund, Six Circles Tax Aware Bond Fund and Six Circles Credit Opportunities Fund).

DST Asset Manager Solutions, Inc., the Registrant’s transfer agent, at 2000 Crown Colony Drive, Quincy, MA 02169 (records relating to its functions as transfer agent to the Six Circles Ultra Short Duration Fund, Six Circles Tax Aware Ultra Short Duration Fund, Six Circles U.S. Unconstrained Equity Fund, Six Circles International Unconstrained Equity Fund, Six Circles Managed Equity Portfolio U.S. Unconstrained Fund, Six Circles Managed Equity Portfolio International Unconstrained Fund, Six Circles Global Bond Fund, Six Circles Tax Aware Bond Fund and Six Circles Credit Opportunities Fund).

Part C -11

Registrant’s Sub-Advisers and Sub-Sub-Advisers

BlackRock Investment Management, LLC, at 1 University Square Drive, Princeton, New Jersey 08540 (records relating to its functions as sub-adviser to the Six Circles Ultra Short Duration Fund, Six Circles U.S. Unconstrained Equity Fund, Six Circles International Unconstrained Equity Fund, Six Circles Managed Equity Portfolio U.S. Unconstrained Fund, Six Circles Managed Equity Portfolio International Unconstrained Fund, Six Circles Global Bond Fund and Six Circles Credit Opportunities Fund).

BlackRock International Limited, at Exchange Place One, 1 Semple Street, Edinburgh, EH3 8BL, United Kingdom (records relating to its functions as sub-sub-adviser to the Six Circles Global Bond Fund and Six Circles Credit Opportunities Fund).

Insight North America LLC, at 200 Park Avenue, New York, New York 10166 (records relating to its functions as sub-adviser to the Six Circles Tax Aware Ultra Short Duration Fund).

Goldman Sachs Asset Management L.P., at 200 West Street, New York, New York 10282 (records relating to its functions as sub-adviser to the Six Circles Ultra Short Duration Fund and Six Circles Tax Aware Ultra Short Duration Fund).

BlackRock (Singapore) Limited, at 20 Anson Road #18-01, 079912 Singapore (records relating to its functions as sub-sub-adviser to the Six Circles Global Bond Fund).

Pacific Investment Management Company LLC, at 650 Newport Center Drive, Newport Beach, California 92660 (records relating to its functions as sub-adviser to the Six Circles Ultra Short Duration Fund, Six Circles Tax Aware Ultra Short Duration Fund, the Six Circles Global Bond Fund and the Six Circles Credit Opportunities Fund).

PGIM, Inc., at 655 Broad Street, 8th Floor, Newark, NJ 07102 (records relating to its functions as sub-adviser to the Six Circles Global Bond Fund and Six Circles Credit Opportunities Fund).

PGIM Limited, at Grand Buildings, 1-3 Strand, Trafalgar Square, London WC2N 5HR (records relating to its functions as sub-sub-adviser to the Six Circles Global Bond Fund and Six Circles Credit Opportunities Fund).

Capital International, Inc., at 400 S. Hope Street, Los Angeles, CA 90071 (records relating to its functions as sub-adviser to the Six Circles Tax Aware Bond Fund).

Nuveen Asset Management, LLC, at 901 Marquette Avenue, Suite 2900, Minneapolis, Minnesota 55402 (records relating to its functions as sub-adviser to the Six Circles Tax Aware Bond Fund).

Allspring Global Investments, LLC, at 525 Market Street, San Francisco, California 94105 (records relating to its functions as sub-adviser to the Six Circles Tax Aware Bond Fund).

Federated Investment Management Company, at 1001 Liberty Avenue, Pittsburgh, PA 15222 (records relating to its functions as sub-adviser to the Six Circles Credit Opportunities Fund).

Lord, Abbett & Co. LLC, at 90 Hudson Street, Jersey City, New Jersey 07302 (records relating to its functions as sub-adviser to the Six Circles Credit Opportunities Fund).

BlueBay Asset Management LLP, at 77 Grosvenor Street, London, W1K 3JR, United Kingdom (records relating to its functions as sub-adviser to the Six Circles Credit Opportunities Fund).

Muzinich & Co. Inc., at 450 Park Avenue, New York, New York 10022 (records relating to its functions as sub-adviser to the Six Circles Credit Opportunities Fund).

Russell Investments Implementation Services, LLC, at 1302 2nd Avenue, 18th Floor, Seattle, WA 98101 (records relating to its functions as interim sub-adviser to the Six Circles Ultra Short Duration Fund, Six Circles Tax Aware Ultra Short Duration Fund, Six Circles U.S. Unconstrained Equity Fund, Six Circles International Unconstrained Equity Fund, Six Circles Managed Equity Portfolio U.S. Unconstrained Fund, Six Circles Managed Equity Portfolio International Unconstrained Fund, Six Circles Global Bond Fund, Six Circles Tax Aware Bond Fund and Six Circles Credit Opportunities Fund).

Part C -12

Item 34. Management Services

Not applicable.

Item 35. Undertakings

Not applicable.

Part C -13

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to the Registration Statement on Form N-1A to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 2nd day of December, 2021.

Six Circles Trust

By:	/s/ Mary Savino
Name:	Mary Savino
Title:	Trustee

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on December 2, 2021.

/s/ Mary Savino
Mary Savino
Trustee

/s/ Lisa Borders*
Lisa Borders
Trustee

/s/ James P. Donovan*
James P. Donovan
Trustee

/s/ Neil Medugno*
Neil Medugno
Trustee

/s/ Steven R. Meier*
Steven R. Meier
Trustee

/s/ Lauren Stack*
Lauren Stack
Trustee

/s/ Gregory R. McNeil
Gregory R. McNeil
Principal Financial Officer and Treasurer

*By:
/s/ Mary Savino
Mary Savino**
Attorney-in-Fact

**Executed by Mary Savino on behalf of each of the Trustees pursuant to Powers of Attorney dated June 12, 2018 and September 30, 2021.

EXHIBIT INDEX

Exhibit No.	Description

EX.99.d.35	Amended and Restated Investment Sub-Advisory Agreement with BNY Mellon Asset Management North America Corporation and Insight North America LLC.
EX.99.d.36	Investment Sub-Advisory Agreement with Allspring Global Investments, LLC.
EX.99.d.37	Amendment to Investment Sub-Advisory Agreement with Pacific Investment Management Compay LLC.
EX.99.e.7	Distribution Agreement between the Trust and Foreside Fund Services, LLC.
EX.99.h.31	Power of Attorney.
EX.99.p.17	Code of Ethics for Insight North America LLC.
EX.99.p.18	Code of Ethics for Allspring Global Investments, LLC.